Filed by Precise Software Solutions Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

On December  19, 2002, VERITAS Software Corporation and Precise Software Solutions Ltd. made a presentation on a conference call with investors and analysts. Precise filed a transcript of this conference call pursuant to Rule  425 on December  20, 2002. The following is a series of slides that were presented during the conference call described above.

Additional Information and Where to Find It

In connection with the proposed merger with Precise, VERITAS Software intends to file a registration statement on Form S-4, including a prospectus/ proxy statement, with the Securities and Exchange Commission. Investors and security holders are urged to read the prospectus/ proxy statement regarding the proposed merger when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the prospectus/ proxy statement (when it is available) and other documents filed by VERITAS Software and Precise with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. The prospectus/ proxy statement and these other documents also may be obtained for free from VERITAS Software and Precise.

Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the proposed transaction. A description of any interests that the directors and executive officers of Precise in the transaction will be available in the prospectus/proxy statement.